UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Rule 13d-2)

TIM Hellas Telecommunications S.A.
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE €1.53 EACH
(Title of Class of Securities)

859823106
(CUSIP Number)

Telecom Italia S.p.A.
(Name of Persons Filing Statement)

     Aldo Cappuccio
Telecom Italia S.p.A.
Piazza degli Affari, n. 2
Milan, Italy
Tel. No. + 39 02 8595 11
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

With a copy to:
Jeffrey M. Oakes, Esq.
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG, England
Tel. No. + 44 20 7418 1386

April 3, 2005
(Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13-d(g), check the following box:  ☐

(continued on following pages) Page 1 of 8

SCHEDULE 13D

CUSIP No. 859823106	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Telecom Italia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,831,121
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,831,121
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,831,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.87%
14	TYPE OF REPORTING PERSON HC, CO

(continued on following pages)

SCHEDULE 13D

CUSIP No. 859823106	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Telecom Italia Mobile S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,831,121
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,831,121
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,831,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.87%
14	TYPE OF REPORTING PERSON HC, CO

(continued on following pages)

SCHEDULE 13D

CUSIP No. 859823106	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TIM International N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,831,121
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,831,121
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,831,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.87%
14	TYPE OF REPORTING PERSON HC

(continued on following pages)

      General

     This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D, dated August 6, 2002 (the “August 6, 2002 Schedule 13D”). The August 6, 2002 Schedule 13D was jointly filed by Olivetti S.p.A., Telecom Italia S.p.A. (“Old Telecom Italia”), Telecom Italia Mobile S.p.A. and TIM International N.V. This Amendment is made in relation to the execution on April 3, 2005 by TIM International N.V. of a stock purchase agreement (the “Stock Purchase Agreement”) with A.C.V. Finance Consulting Services, Buying and Selling of Real Property, Agencies, Holdings Société Anonyme (to be renamed Troy GAC Telecommuincations Société Anonyme, the “Buyer”) a company organized under the laws of the Hellenic Republic of Greece and indirectly wholly owned by the private equity investment groups, Apax WW Nominees LTD and TPG Partners IV, L.P.. Pursuant to the Stock Purchase Agreement, the Telecom Italia Group (as defined below) will dispose of its beneficial ownership of Shares (as defined below).

      Item 1. – Security and Issuer

     This Amendment relates to the ordinary shares, par value €1.53 per share (the “Shares”), of TIM Hellas Telecommunications S.A., formerly STET Hellas Telecommunications S.A. (the “Issuer”), a company organized under the laws of the Hellenic Republic of Greece. The principal executive offices of the Issuer are located at 66 Kifissias Avenue, 15125 Maroussi, Athens, Greece.

      Item 2.. – Identity and Background

     Olivetti S.p.A., a company organized under the laws of the Republic of Italy with its registered office at Via Jervis 77, Ivrea (TO) Italy, one of the filers of the August 6, 2002 Schedule 13D, was the parent company of Old Telecom Italia until it merged with Old Telecom Italia on August 4, 2003. Upon effectiveness of the merger, Olivetti S.p.A. changed its name to Telecom Italia S.p.A. (“Telecom Italia”) and transferred its registered address. Telecom Italia and Telecom Italia Mobile S.p.A. (“TIM”) are companies organized under the laws of the Republic of Italy and have their registered addresses at, respectively, Piazza degli Affari, n. 2 Milan, Italy and Via Cavalli n. 6 Turin, Italy. Telecom Italia and TIM have secondary offices and executive offices at, respectively, Corso d'Italia n. 41, Rome Italy and Via Pietro De Francisci n. 152, Rome, Italy. TIM International N.V. (“TIM International”) is a company organized under the laws of the Netherlands having its registered offices at Strawinkylaan 1629, 1077 XX Amsterdam, the Netherlands. TIM is a subsidiary of Telecom Italia S.p.A. TIM International is an indirect subsidiary of Telecom Italia S.p.A. and is wholly owned by TIM.

     Telecom Italia, TIM and TIM International are collectively referred hereto as the “Telecom Italia Group” or the “Reporting Persons”. Prior to the effectiveness of the merger of Old Telecom Italia with and into Olivetti S.p.A., the “Telecom Italia Group” or the “Reporting Persons” included Olivetti S.p.A., Old Telecom Italia, TIM and TIM International. The Telecom Italia Group’s principal business is fixed and mobile telecommunications.

      Item 3. – Source and Amount of Funds or Other Consideration

      Item 4. – Purpose of the Transaction

     As described in the August 6, 2002 Schedule 13D, the Telecom Italia Group acquired the beneficial ownership of 67,722,621 Shares (81.4% of the outstanding Shares) as part of its strategic plan to rationalize its international investments and consolidate its position in the Mediterranean basin and in South America.

     Between June 1998 and February 2002 an affiliate of TIM International acquired 108,500 American Depository Shares which were transferred to TIM International in connection with entering into the Stock Purchase Agreement.

     On April 3, 2005 TIM International entered into a the Stock Purchase Agreement attached hereto as Exhibit A. Lehman Brothers and Merrill Lynch acted as financial advisors to TIM.

     This Amendment is being filed to reflect the execution of the Stock Purchase Agreement. The sale of the shares by the Telecom Italia Group under the Stock Purchase Agreement is subject to the satisfaction of certain conditions.

(continued on following pages)

Upon the closing conditions being satisfied as provided for in the Stock Purchase Agreement, the Telecom Italia Group will no longer be the beneficial owner of the Shares.

     With the foregoing exceptions, the Reporting Persons and their directors and executive officers have no plans or proposals which relate or would result in any of the types of events or changes described in paragraphs (a) trough (j) of Item 4 of Schedule 13D

      Item 5. – Interest in Securities of the Issuer

     (a) The Reporting Persons beneficially own 67,831,121 Shares or 80.87% of the outstanding Shares. Upon effectiveness of the Stock Purchase Agreement, the Reporting Persons will no longer beneficially own Shares.

     Pursuant to the Stock Purchase Agreement, on completion of the closing thereunder the Reporting Persons will dispose of all the Shares beneficially owned at a price of €1,114,109,343 (€16.42475 per Share). As a result, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, upon completion of closing under the Stock Purchase Agreement, the Reporting Persons will no longer beneficially own any Shares.

     Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any persons named in Exhibit A hereto beneficially owns any Shares or ADRs representing Shares.

     (b) As of April 5, 2005 each of the Reporting Persons has sole power to vote or direct the vote and to dispose or direct the disposition of 67,831,121 Shares or 80.87% of the outstanding Shares. Pursuant to the Stock Purchase Agreement, until such time as the Shares are transferred to Buyer, TIM International has agreed to vote all its Shares, if necessary and to the extent permissible under applicable law, in order to cause the Issuer to conduct its business and operations only in the ordinary course of business. Pursuant to the Stock Purchase Agreement, TIM International has also agreed to take such actions as are necessary to hold a general meeting of the shareholders of the Issuer and to cast its votes in favor of an amendment to the Issuer’s articles of association providing that corporate bonds may be issued by the Issuer upon the authorization of the Board of Directors of the Issuer without the need for further approval by the shareholders of the Issuer.

     (c) Except as described under Item 4 and for the Stock Purchase Agreement referred to in Item 5(a) above, no transactions in the Shares or ADRs representing Shares have been effected since August 2, 2002 by any Reporting Person or, to the best knowledge of the Reporting Persons, by any of the Persons named in Exhibit B hereto.

      (d) Not applicable.

     (e) Upon completion of closing under the Stock Purchase Agreement, the Reporting Persons are expected to cease to be beneficial owners of more than five percent of the Shares.

      Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The closing under the Stock Purchase Agreement is subject to certain conditions. The conditions include the granting of regulatory approvals (including approvals of the National Telecommunications and Posts Commission of Greece to the change of control of the Issuer) and the absence of any Material Adverse Effect (as defined in the Stock Purchase Agreement).

     The Stock Purchase Agreement provides for the Buyer to cooperate with TIM International in order to allow TIM International to address and respond to matters arising out of TIM International previous ownership of a controlling stake of the Issuer.

     Pursuant to the Stock Purchase Agreement TIM has agreed to enter into certain services agreements relating to ongoing services such as handset procurement and roaming and certain rights to use the TIM trademark in Greece. The Stock Purchase Agreement also provides for no solicitation and non-competition clauses and for the Buyer to have the right to access certain information of the Issuer and to receive notices of certain events.

(continued on following pages)

     The Stock Purchase Agreement contemplates that, as soon as practicable following the closing under the Stock Purchase Agreement, the Buyer will merge with the Issuer. TIM International has agreed, prior to the closing under the Stock Purchase Agreement, to take the administrative steps reasonably requested to facilitate such merger.

      Item 7. – Material to be Filed as Exhibits

Exhibit A:	Stock Purchase Agreement

Exhibit B:	Directors and Executive Officers of the Reporting Persons

Exhibit C:	TIM Press Release dated as of April 4, 2005

Exhibit D	Joint Filing Agreement

(continued on following pages)

      SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: April 5, 2005

Telecom Italia S.p.A.

By:	/s/ Aldo Cappuccio

	Name:	Aldo Cappuccio
	Title:	Head of Corporate & Legal Affairs Department

Telecom Italia Mobile S.p.A.

By:	/s/ Antonio Sanna

	Name:	Antonio Sanna
	Title:	Head of Corporate and Legal Affairs

TIM International N.V.

By:	/s/ Elisabetta Ripa

	Name:	Elisabetta Ripa
	Title:	Director

TIM International N.V.

By:	/s/ Francesco Saverio Lobianco

	Name:	Francesco Saverio Lobianco
	Title:	Director